UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30068 / May 22, 2012

_____

In the Matter of   :
                                                                                        :
Northern Trust Investments, Inc.   :
FlexShares Trust   :
Foreside Fund Services, LLC   :
                                                                                        :
50 S. LaSalle Street   :
Chicago, IL 60603   :
                                                                                        :
 (812-13868)   :
_____:

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J) AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

Northern Trust Investments, Inc., FlexShares Trust, and Foreside Fund Services, LLC filed an
application on February 11, 2011, and amendments to the application on August 8, 2011, January
11, 2012, March 9, 2012, and April 23, 2012, requesting an order under section 6(c) of the
Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1),
22(d) and 22(e) of the Act and rule 22c-1 under the Act, under section 12(d)(1)(J) of the Act for
an exemption from sections 12(d)(1)(A) and (B) of the Act, and under sections 6(c) and 17(b) of
the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.

The order permits: (a) an actively managed series of the Trust to issue shares ("Shares")
redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in
Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under
certain circumstances, more than seven days from the tender of Shares for redemption; (d)
certain affiliated persons of the series to deposit securities into, and receive securities from, the
series in connection with the purchase and redemption of Creation Units; (e) certain registered
management investment companies and unit investment trusts outside of the same group of
investment companies as the series to acquire Shares; and (f) certain series to perform creations
and redemptions of Shares in-kind in a master-feeder structure.

On April 24, 2012, a notice of the filing of the application was issued (Investment Company Act
Release No. 30045). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Northern Trust Investments, Inc., FlexShares Trust, and Foreside Fund Services, LLC (File No. 812-13868),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary